Atlas Copco **Press Release from the Atlas Copco Group**

Atlas Copco AB
Nacka, Sweden
Notice of Annual General Meeting

The Shareholders of Atlas Copco AB are invited to attend the Annual General Meeting (the Meeting) to be held on Thursday April 27, 2006 at 5.00 p.m. (Swedish time) at Aula Magna, University of Stockholm*, Frescativägen 6, Stockholm

* Subway red line towards Mörby Centrum, station Universitetet. Bus 40, 540 or 670, stop Universitetet

Notification of attendance

Shareholders, intending to participate in the Meeting, must

- be recorded in the register of shareholders kept by VPC AB (the Swedish Securities Register Centre) on Friday April 21, 2006, and
- notify the Company of their intent to participate in the Meeting no later than 4.00 p.m., Friday April 21, 2006 in writing to Atlas Copco AB, Sweden Holding, SE-105 23 Stockholm, or on the company website www.atlascopco.com/agm or by telephone +46 (0)8 743 80 00 or by telefax +46 (0)8 644 90 45.

Shareholders whose shares are held in trust by a bank or other trustee must temporarily register their shares in their own names in the register of shareholders of VPC AB to be able to participate in the Meeting. Such temporary registration must be recorded by Friday April 21, 2006. Shareholders should notify their trustees well in advance of this date.

Shareholders may attend and vote at the Meeting in person or by proxy. Representatives of legal entities must be able to present a copy of the registration certificate or other similar authorization document to support the proxy.

Personal data obtained from notifications, proxies and the register of shareholders kept by VPC will solely be used for the necessary registration and preparation of the voting list for the Meeting.

Entrance cards will be sent to the Shareholders who have notified their intention to participate.

The President's speech as well as supporting presentation material will be available on the company website www.atlascopco.com/agm from April 28, 2006.

Agenda

1. Opening of the Meeting and election of Chairman to preside at the Meeting
2. Preparation and approval of voting list
3. Approval of agenda

Atlas Copco Group Center

Atlas Copco AB	Visitors address:	Telephone: +46 (0)8 743 8000	A Public Company (publ)
SE-105 23 Stockholm	Sickla Industriväg 3	Telefax: +46 (0)8 644 9045	Reg. No: 556014-2720
Sweden	Nacka	www.atlascopco.com	Reg. Office Nacka

4. Election of one or two persons to approve the minutes
5. Determination whether the Meeting has been properly convened or not
6. Presentation of the Annual Report and the Auditor's Report as well as the Consolidated Annual Report and the Consolidated Auditor's Report
7. The President's speech and questions from shareholders to the Board of Directors and the Management of the company
8. Report on the functions of and work performed of the Board of Directors and its Audit Committee
9. Decisions
   a) regarding approval of the Profit and Loss Account and the Balance Sheet as well as the Consolidated Profit and Loss Account and the Consolidated Balance Sheet
   b) regarding discharge from liability of the Board members and the President
   c) regarding the allocation of the Company's profit according to the approved Balance Sheet
   d) regarding record day for receiving dividend
10. Determination of the number of Board members and deputy members to be elected at the Meeting
11. Election of Board members and, if applicable, deputy members as well as of Chairman of the Board and Vice Chairman of the Board
12. Determining the remuneration to the Board of Directors and its committees
13. Election of auditor
14. Determining of remuneration to the auditor
15. Report on the work performed by the Nomination Committee and proposal regarding Nomination Committee
16. Report on the function and work performed by the Board's Remuneration Committee as well as proposal regarding
   a) the principles for the remuneration and other employment conditions for the Group Management
   b) a performance related personnel option program for 200
17. Proposal regarding changes of the Articles of Association
18. Proposal regarding the purchase of own shares
19. Closing of the Meeting

The Board of Directors' proposals regarding dividend and record day
Item 9c) and d) The Board propose that the dividend for 2005 is decided to be SEK 4.25 per share and that May 3, 2006 is the record day for the dividend. If the Meeting decides as proposed, the dividend is expected to be distributed by VPC on May 8, 2006.

Proposals from the Nomination Committee
The Nomination Committee, consisting of Börje Ekholm, Investor AB, Thomas Ehlin, Nordea fonder, Björn C Andersson, Handelsbanken fonder, and William af Sandeberg, Första AP-fonden, who together represent more than 25% of the total number of votes, as well as Sune Cartlsson, the chairman of the Board, proposes as follows:
Item 1: That Sune Carlsson is elected chairman of the Meeting.
Item 10: That eight (8) Board members are elected.

Item 11: That the following Board members are re-elected: Sune Carlsson, Jacob Wallenberg, Gunnar Brock, Staffan Bohman, Thomas Leysen, Ulla Litzén, Grace Reksten Skaugen and Anders Ullberg.
Kurt Hellström has declined re-election.
That Sune Carlsson is elected chairman and Jacob Wallenberg vice chairman of the Board of Directors.
Information regarding all proposed Board members is available on www.atlascopco.com/agm
Item 12: That a fixed fee of SEK 3 850 000 is granted and allocated with SEK 1 350 000 to the chairman of the Board, SEK 500 000 to the vice chairman and SEK 400 000 to each member not employed by the company and that a compensation for committee work of SEK 600 000 is granted. The latter amount to be distributed in accordance with the Board's decision when the committee work during the year becomes known.
Item 13: That the registered auditing firm KPMG Bohlins AB is appointed auditor until the end of the Annual General Meeting in 2010. The authorized auditor Thomas Thiel is selected to be the main responsible auditor.
Item 14: That the compensation to the auditor is based on invoicing until the Annual General Meeting 2010.
Item 15: a) That the company shall have a nomination committee consisting of the chairman of the Board and a representative from each of the four largest shareholders in terms of voting rights. During the third quarter of 2006 the chairman of the Board shall contact the four largest shareholders registered directly or as a group with VPC for the appointing of an owner representative. The names of the four owner representatives and the names of the shareholders they represent shall be made public latest six months prior to the Annual General Meeting 2007 and be based upon the known number of votes immediately prior to the publishing. The term of office of the nomination committee lasts until a new nomination committee has been appointed. The chairman of the nomination committee shall, unless the members otherwise agree, be the member who represents the shareholder with the largest number of votes.
b) that representative(s) who has been appointed by such shareholder(s) who, during the term of the nomination committee, no longer belong to the group of four largest shareholders in terms of voting rights, shall cease to be member(s) of the committee and the one, or those, shareholder(s) who has been added among the four shareholders with the largest voting rights shall appoint its/their representative(s). Unless there are special circumstances to the contrary, there shall be no change in the composition of the nomination committee if there are only marginal changes in the number of votes or a change occurs later than two months prior to the Annual General Meeting. A shareholder who has appointed a representative as member of the nomination committee can replace such representative with a new representative to be a member of the nomination committee. Every change in the composition of the nomination committee shall be made public as soon as it has taken place.
c) that the nomination committee shall prepare proposals to the Annual General Meeting 2007 regarding the following matters for decision:
- proposal regarding chairman for the Annual General Meeting
- proposal regarding number of Board members
- proposal regarding composition of the Board of Directors

- proposal regarding chairman and vice chairman of the Board of Directors
- proposal regarding remuneration to the chairman, vice chairman and other Board members not employed by the company
- proposal regarding compensation for committee work
- proposal regarding the criteria for the selection of chairman and members of the nomination committee.

d) that, in connection with its mission in general, the nomination committee shall fulfil those tasks that, according to the Swedish Code of Corporate Governance, are allocated to a nomination committee and that the company, upon request from the nomination committee, shall provide resources like for example the secretary function in the nomination committee in order to facilitate the work of the committee. Upon request, the company shall also carry such reasonable costs for external consultants who are deemed by the nomination committee to be required in order for the nomination committee to carry out its mission.

The proposal is available with the company and on the internet homepage www.atlascopco.com/agm and will also be sent free of charge to the shareholder who so requests.

Item 16 - The Board's proposal regarding
a) principles for remuneration and other employment conditions for Group Management

The term "Group Management" covers the Group President and the other eight members of the management committee.

The proposal of the Board for 2006, which is in compliance with remuneration principles of previous years and is based upon contract already entered into between Atlas Copco and the respective employee, is as follows.

The remuneration to the Group Management shall consist of base salary, variable compensation, possible long term incentive (personnel options), pension premium and other benefits.

Base salary is determined by position, qualification and individual performance.

The size of the variable compensation is dependent upon how certain quantitative and qualitative goals set in advance are achieved. The variable compensation is maximized to 70% of base salary for the Group President, 50% for Business Area Presidents and 40% for other members of Group Management.

The Board now proposes a performance related personnel option program for 2006 in accordance with b) below.

Pension premium is paid in compliance with a contribution based plan with premiums ranging between 25-35% of base salary depending on age. In addition, the Group President is entitled to a health pension amounting to 50% of his base salary.

Other benefits consist of company car, according to normal standard, and health insurance.

A mutual termination period of six months shall apply. Termination compensation can maximum amount to 24 months base salary.

The proposal is available with the company and on the internet homepage www.atlascopco.com/agm and will also be sent free of charge to the shareholder who so requests.

b) a performance related personnel option program for 2006

Background and reasons for the proposal

The Board considers it to be important, and it is in the interest of the shareholders, that key personnel in Atlas Copco have a long term interest in a good development of the value of the shares of the company and that they align their work efforts to foster such a development. In addition, it is the opinion of the Board that a share related option program increases Atlas Copco's attractiveness as employer on the global market and enhances the possibility to recruit and keep key personnel in the Group

Scope and main principles

Granting

The Board has the right to decide on the granting of personnel options that can give maximum 220 key personnel in the Group the possibility to acquire maximum 1 600 000 Atlas Copco series A-shares.

The granting of options depends on the development of the value growth of the Group, expressed as Economic Value Added (EVA), during 2006. In an interval of MSEK 600 the granting varies linear from zero to 100% of the maximum grant. The size and span of the interval are established by the Board and are in compliance with the long range plan goals of the Group.

The granting of personnel options is maximized to the following number of persons within the different key groups:

Category 1 – the Group President - 50 000 personnel options
Category 2 – business area Presidents (3) – 25 000 personnel options
Category 3 – other members of the Group Management and division Presidents (approx 25) – 12 500 personnel options
Category 4 – other key persons (approx 175) – 6 250 personnel options

The Board will make a decision regarding the persons that shall be included in the above stated categories based upon position, qualification and individual performance. The granting of personnel options will take place not later than during March 2007.
The Board has the right to decide to implement an alternative incentive solution for key persons in such countries where the granting of personnel options is not feasible. Such an

alternative incentive solution shall, to the extent practically possible, be established on terms corresponding to those of the personnel option programme.

Term of the personnel options
The term of the personnel options shall be five years from the date of granting. The personnel options are non-transferable and vesting requires continued employment.

Exercise price
The exercise price shall be established to an amount corresponding to 110% of the average of the closing prices at the Stockholm stock exchange for series A-shares during a period of 10 trading days next following the date of the publishing of the year end communiqué for the business year 2006.

Delivery of shares and costs
The personnel options shall give the right to acquire issued shares. The personnel option program will thus not result in any dilution of the number of shares or votes in the company. In order to reduce the economic risk in connection with an increase of the share value during the term of the personnel options and in order to secure the delivery of shares in accordance with the personnel option agreements to be entered into, the Board intends to secure this undertaking through one or more financial institutions.

Other
For a decision in compliance with the proposal of the Board, supporting votes from shareholders representing more than half of the votes cast are required.
The complete proposal of the Board under this item is available with the company and on the internet homepage www.atlascopco.com/agm not later than April 12, 2006. The complete proposal will also be sent free of charge to the shareholder who so requests.

Item 17 -The Board's proposal regarding changes of the Articles of Association
The Board proposes that the Articles of Association is changed for the purpose of deleting all references that were introduced at the Annual General Meeting 2005 regarding Series C-shares and redemption and in order to align the Articles to the provisions of the new corporate law. The proposal of the Board as to the latter primarily means that the provisions regarding nominal value of the shares is replaced with provisions regarding the highest and lowest number of shares, that the shareholders shall have right of first refusal also in case of issue of shares based on set-off and to subscription options and convertibles in connection with cash issue or set-off issue, that notice shall be given by public advertising in the Official Gazette and Dagens Nyheter and in addition encompasses certain changes of formal and editorial nature.

The Board also proposes that the General Meeting decides that the President is authorized to make such minor adjustments in the decisions under this Item 17 that turn out to be required in connection with the registration at the Company Registration Office (Bolagsverket).

For a decision in compliance with the proposals from the Board under this Item 17 it is required that the decision of the General Meeting is supported by shareholders who represent at least 2/3 of both the votes given and the number of shares represented at the meeting.

The proposal is available with the company and on the internet homepage www.atlascopco.com/agm and will also be sent free of charge to the shareholder who so requests.

Item 18 - The Board's proposal regarding purchase of own shares
The Board proposes that the General Meeting decides as follows.
That the Board is authorized to, until the next Annual General Meeting, decide on the purchase of shares in the company at one or more occasions in compliance with the following.

1. Purchase can maximum be made of the number of Series A or Series B shares or a combination thereof that the number of shares held by the company after each purchase does not exceed 10% of the total number of shares in the company
2. The shares can only be purchased on the Stockholm stock exchange
3. The purchase of shares on the Stockholm stock exchange can only be made at a price per share that falls within the registered price range at each given time

The intention with the purchase is to continuously be able to adapt the capital structure of the company and thereby add to an increased shareholder value. Purchased shares are intended to be declared invalid on the proposal from the Board at a later General Meeting. Currently the company does not own any of its own shares.

For a decision in compliance with the proposals from the Board under this Item 18 it is required that the decision of the General Meeting is supported by shareholders who represent at least 2/3 of both the votes given and the number of shares represented at the meeting.

The proposal is available with the company and on the internet homepage www.atlascopco.com/agm and will also be sent free of charge to the shareholder who so requests.

Audited accounts
The annual report will be available on the internet homepage www.atlascopco.com/agm from March 29, 2006.

In connection with the Annual General Meeting two awards will be granted, the "John Munck Award" for decisive contributions in product development and the "Peter Wallenberg Marketing and Sales Award" for the developing of new methods in the areas of marketing and sales.

Nacka, March 2006

The Board of Directors

Atlas Copco

Press Release from the Atlas Copco Group

For further information please contact:
Bengt Kvarnbäck, Business Area President, Compressor Technique
+32 3 870 21 10
Joanna Canton, Media Relations Manager
+44 (0)1442 222 312 or +44 (0)7971 650 115

Atlas Copco's Peter Wallenberg Award recognizes successful multi-brand strategy

Stockholm, Sweden, March 28, 2006: Atlas Copco's Peter Wallenberg Marketing and Sales Award will this year be presented to Jean Guerin and Christian Rougeron of Atlas Copco's Industrial Air division in France. The award recognizes their outstanding cooperation to develop three brands on the French compressor market.

Christian Rougeron, Industrial Air Business Line Manager, Atlas Copco brand, and Jean Guerin, Sales Manager for the Worthington Creyssensac and Mauguière brands, are being awarded for their pioneering work in setting a unique standard for multi-brand market development in France, ensuring respect for each other's way of doing things, and successfully developing the Group's compressor brands together in the same market place.

Says Bengt Kvarnbäck, President of Atlas Copco's Compressor Technique business area, *"Successfully implementing the multi-brand strategy has given the Atlas Copco Group a solid and profitable base for all three compressor brands on the French market, from which further growth will come. This success story is a benchmark for market development in other countries."*

The value proposition offered to customers by each brand is unique in terms of products, services and channels, resulting in excellent market coverage and managing conflicting interests.

Dr. Peter Wallenberg, honorary chairman of Atlas Copco AB, worked for the Group for 20 years before serving as Chairman of the Board from 1974-1996. The Peter Wallenberg Marketing and Sales Award recognizes the most innovative and successfully implemented method in the field of sales and marketing. The Award will be presented at Atlas Copco's annual general meeting in Stockholm, Sweden, on April 27, 2006.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2005, Atlas Copco had 27 000 employees and revenues of BSEK 53. Learn more on www.atlascopco.com.

Atlas Copco Press Release from the Atlas Copco Group

For further information please contact:
Fredrik Möller, Business Area President, Industrial Technique
+46 8 743 85 05 or +46 70 515 9592

Joanna Canton, Media Relations Manager
+44 (0)1442 222 312 +44 (0)7971 650 115

Atlas Copco's technical award goes to developer of innovative fastening tools

Stockholm, Sweden, March 28, 2006: Karl Brodin, Operational Manager Application Center Asia, within Atlas Copco's Tooltec division, is the 2006 winner of Atlas Copco's prestigious John Munck Award. Brodin was the driving force in the development of a new range of fastening tools which benefit users in the automotive and general industries. He also greatly contributed to the launch of the product, giving it a good start on the market.

The John Munck Award honors excellence in innovative technical thinking that results in products with proven commercial success.

Karl Brodin's work focused on a new range of Tensor fastening tools, which are mainly used in the motor vehicle industry, but also have many applications in the general and aerospace industries. The tools give the user increased productivity due to higher speeds, improved ergonomics due to lower weight, as well as improvements in durability, quality assurance process, and reliability. These customer benefits have led to a commercial success with higher sales volume and improved profitability.

Fredrik Möller, President of Atlas Copco's Industrial Technique business area, says, *"Karl Brodin has been the driving force in the project since the start, and with enthusiasm and hard work was able to overcome a number of technical problems and skillfully lead his team to success."*

John Munck was one of Atlas Copco's most successful engineers. He worked for the Group between 1930 and 1970 as Atlas Copco's Technical Director and in other positions. The John Munck Award is presented each year to a product developer or designer, or a team, for outstanding contributions to the overall quality of an Atlas Copco product. The award will be presented at the Group's annual general meeting in Stockholm, Sweden on April 27, 2006.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2005, Atlas Copco had 27 000 employees and revenues of BSEK 53, MEUR 5 600. Learn more on www.atlascopco.com.